As filed with the Securities and Exchange Commission on March 3, 2022

1933 Act Registration Number – 333-232926

1940 Act Registration Number – 811-23459

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

Pre-Effective Amendment No. ___

Post-Effective Amendment No. 5

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

Amendment No. 7

RED CEDAR FUND TRUST

(Exact Name of Registrant as Specified in Charter)

333 Bridge Street NW, Suite 601

Grand Rapids, MI 49504

(Address of Principal Office)

Registrant’s Telephone Number, including Area Code: (616) 378-6894

CT Corporation

1209 Orange Street

Corporation Trust Center

Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to: Kelley Howes, Esq.

Morrison & Foerster LLP

4200 Republic Plaza

Denver, CO 80202

and

Jesse D. Hallee

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

It is proposed that this filing will become effective (check appropriate box):

/X /	Immediately upon filing pursuant to paragraph (b)
/ /	On (date) pursuant to paragraph (b)
/ /	60 days after filing pursuant to paragraph (a)(1)
/ /	On (date) pursuant to paragraph (a)(1)
/ /	75 days after filing pursuant to paragraph (a)(2)
/ /	On (date) pursuant to paragraph (a)(2)

If appropriate, check the following box:

/ /	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Part A

Incorporated by reference to Prospectus filed under Rule 485(b) on February 28, 2022.

Part B

Incorporated by reference to Statement of Additional Information filed under Rule 485(b) on February 28, 2022.

PART C

OTHER INFORMATION

ITEM 28.	Exhibits

Number	Description

(a)(1)	Declaration of Trust is incorporated herein by reference to the Registrant’s initial Registration Statement filed on July 31, 2019.

(a)(2)	Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement filed on October 17, 2019.

(a)(3)	Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on February 28, 2021.

(b)	By-Laws of the Registrant are incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement filed on October 17, 2019.

(c)	Not applicable.

(d)(1)(i)	Advisory Agreement by and between the Registrant and the Adviser is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 6, 2019.

(d)(1)(ii)	Advisory Agreement by and between the Registrant and the Adviser is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on February 28, 2021.

(d)(2)	Expense Limitation Agreement by and between the Registrant and the Adviser is incorporated herein by reference to Post-Effective Amendment No.4 to the Registrant's Registration Statement filed on February 28, 2022.

(e)	Distribution Agreement by and between the Registrant and the Distributor is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 6, 2019.

(f)	Not applicable.

(g)	Custodian Agreement by and between the Registrant and the Custodian is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 6, 2019.

(h)(1)	Master Services Agreement by and between the Registrant and the Administrator is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 6, 2019.

(h)(2)	First Amendment to Master Services Agreement between the Registrant and the Administrator is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on February 28, 2021.

(h)(3)	Chief Compliance Officer Agreement between the Registrant and Key Bridge Compliance LLC is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on February 28, 2021.

(i)	Opinion and Consent of Richards, Layton & Finger, P.A. is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 6, 2019.

(j)(1)	Consent of Morrison & Foerster LLP is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 6, 2019.

(j)(2)	Consent of Cohen & Company, Ltd. is incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement filed on February 28, 2022.

(k)	Not applicable.

(l)	Purchase Agreement/Initial Capital Agreement is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 6, 2019.

(m)	Form of Distribution and Shareholder Servicing Plan is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement filed on October 17, 2019.

(n)	Not applicable.

(o)	Reserved.

(p)(1)	Code of Ethics for the Registrant is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement filed on October 17, 2019.

(p)(2)	Code of Ethics for the Adviser is incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement filed on February 28, 2022.

(p)(3)	Code of Ethics for the Distributor is incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement filed on February 28, 2022.

(q)	Power of Attorney is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement filed on October 17, 2019.

ITEM 29.	Persons Controlled by or Under Common Control with the Registrant

No person is controlled by or under common control with the Registrant.

Additionally, see the “Control Persons and Principal Holders of Securities” section of the Statement of Additional Information (“SAI”) for a list of shareholders who own more than 5% of the Fund’s outstanding shares and such information is incorporated herein by reference.

ITEM 30.	Indemnification

Reference is made to Article VII of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated herein by reference.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the Registrant’s Amended and Restated Agreement and Declaration of Trust, its By-Laws or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	Business and other Connections of the Investment Advisers

The description of the Adviser is found under the caption “Fund Management” in the Prospectus and under the caption “The Adviser” in the SAI constituting Parts A and B, respectively, of this Registration Statement, which are incorporated herein by reference. The Adviser may provide investment advisory services to other persons or entities other than the Registrant. In addition, the Adviser’s Uniform Application for Investment Adviser Registration (“Form ADV”) on file with the SEC is incorporated herein by reference. The Adviser’s current Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

ITEM 32.	Principal Underwriter

(a)	Ultimus Fund Distributors, LLC (the “Distributor”), 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, also acts as the principal underwriter for Hussman Investment Trust, Williamsburg Investment Trust, The Cutler Trust, The Investment House Funds, F/m Funds Trust, Schwartz Investment Trust, CM Advisors Family of Funds, Chesapeake Investment Trust, AlphaMark Investment Trust, Papp Investment Trust, Ultimus Managers Trust, Eubel Brady & Suttman Mutual Fund Trust, The Conestoga Funds, Centaur Mutual Funds Trust, Caldwell & Orkin Funds, Inc., Unified Series Trust, Oak Associates Funds, Segall Bryant & Hamill Trust, Yorktown Funds, Bruce Fund, Inc., Commonwealth International Series Trust, Capitol Series Trust, HC Capital Trust, Index Funds, VELA Funds, Waycross Independent Trust, Valued Advisers Trust, James Alpha Trust, Volumetric Fund, MSS Series Trust and Connors Funds, other open-end investment companies; and Peachtree Alternative Strategies Fund, Cross Shore Discovery Fund, ALTI Private Equity Access Fund, Lind Capital Partners Municipal Credit Income Fund and Fairway Private Equity & Venture Capital Opportunities Fund, closed-end investment companies.

(b)	The following list sets forth the directors and executive officers of the Distributor:

Name	Position with Distributor	Position with Registrant
Kevin M. Guerette	President	None
Melvin Van Cleave	Chief Information Securities Officer	None

Stephen L. Preston	Vice President, Chief Compliance Officer, Financial Operations Principal and Anti-Money Laundering Compliance Officer	AML Compliance Officer
Douglas K. Jones	Vice President	None

The address of the Distributor and each of the above-named persons is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(c)	Not applicable.

ITEM 33.	Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained by the Registrant at the principal executive offices of:

(a)	Red Cedar Investment Management, LLC, 333 Bridge Street NW, Suite 601, Grand Rapids, MI 49504 (records as investment adviser)

(b)	Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246 (records as administrator and transfer agent)

(c)	U.S. Bank National Association (the “Custodian”), located at 1555 N. Rivercenter Dr., MK-WI-S302, Milwaukee, WI 53212 (records as custodian)

(d)	Ultimus Fund Distributors, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246 (records as distributor)

ITEM 34.	Management Services

Not applicable.

ITEM 35.	Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, each as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment (“PEA”) to the Registration Statement under Rule 485(b) under the Securities Act and has duly caused this PEA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati and the State of Ohio on the 3rd day of March, 2022.

RED CEDAR FUND TRUST

By:	/s/ David Withrow
Name:	David Withrow
Title:	President

Pursuant to the requirements of the Securities Act, this PEA has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Withrow	Trustee and President (Principal Executive	March 3, 2022
David Withrow	Officer)

/s/ Angela Simmons	Treasurer (Principal Financial Officer)	March 3, 2022
Angela Simmons

/s/ Kristen A. Gruber*	Trustee	March 3, 2022
Kristen A. Gruber

/s/ Richard B. Kelly*	Trustee	March 3, 2022
Richard B. Kelly

/s/ Michael P. Lunt*	Trustee	March 3, 2022
Michael P. Lunt

*By:	/s/ Jesse D. Hallee
Jesse D. Hallee As Attorney-in-Fact Pursuant to Power of Attorney incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on October 17, 2019.